EXHIBIT 12
Trinity Industries, Inc. and Subsidiaries
Computation of Ratio of Earnings To Fixed Charges

	For the Year Ended December 31,
	2008	2007	2006	2005	2004
	($ in millions)
Earnings:
Earnings (loss) from continuing operations before provision (benefit) for income taxes	$462.8	$463.2	$348.5	$176.1	$(21.6)
Add:
Fixed Charges	125.3	101.0	86.8	64.7	59.5
Amortization of capitalized interest	0.1	0.1	—	—	—

Total earnings from continuing operations before provision (benefit) for income taxes	$588.2	$564.3	$435.3	$240.8	$37.9

Fixed Charges:
Interest expense	$100.4	$76.2	$64.1	$42.2	$42.8
Portion of rental expense representative of interest	24.9	24.8	22.7	22.5	16.7

	125.3	101.0	86.8	64.7	59.5
Capitalized interest	0.9	0.6	0.3	0.7	—

Total Fixed Charges	$126.2	$101.6	$87.1	$65.4	$59.5

Ratio of Earnings to Fixed Charges	4.66	5.55	5.00	3.68	0.64

Footnote:

(a)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2004. The deficiency for this period was $21.6 million.